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                            March 26, 2021

       Frank Magliochetti
       Chief Executive Officer
       ClickStream Corp
       8549 Wilshire Boulevard Suite 2181
       Beverly Hills, CA 90211

                                                        Re: ClickStream Corp
                                                            Offering Statement
on Form 1-A
                                                            Filed March 4, 2021
                                                            File No. 024-11475

       Dear Mr. Magliochetti:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed March 4, 2021

       Description of Our Business, page 16

   1. Please disclose the material terms of the Game Show Host and Executive Producer
                                                        Agreement with Pooch
Hall, including any consideration you provided for entering into the agreement.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       20

   2. We note your disclosure that you intend to start a large scale ad campaign that will
                                                        "bolster HeyPal      s
user population to millions of users very rapidly", and that in Q3 you will scale up the
WinQuik team and hope to have "tens of thousands of daily users". In light of the fact that
you have generated no revenue and have limited operations, please disclose the basis for
your projections and all material assumptions.
 Frank Magliochetti
ClickStream Corp
March 26, 2021
Page 2
Related Party Transactions, page 25

3. We note your disclosure that the company entered into several related party transactions with affiliates of the company. Please revise to identify the related party for each transaction and discuss the nature of the relationship to the issuer. File the agreements as exhibits or tell us why it is not required. Refer to Item 13(a) of
Part II of Form 1-A.
Index to Financial Statements
Note 13. Subsequent Events, page 46

4. You disclose that 233,692,325 shares of common stock were outstanding as of January 31,
         2021. However, as per your Consolidated Statements of Stockholders' Equity (Deficit), it
         appears that there were 230,660,625 shares outstanding as of December 31, 2020. Please explain and revise your subsequent events footnote disclosure to include a discussion of any share issuances through the date the financial statements were issued. Refer to ASC
         855-10-50-2.
General

5. Please expand your cover page disclosure to briefly discuss the relative voting rights of the common stock and preferred stock. In addition, expand your risk factor disclosure to discuss the impact of the voting rights of the Series A Preferred Stock, which is entitled to
         100 votes per share and have the right to vote on all matters as a class with the holders of common stock which are entitled to one vote.
6. Please revise your disclosure to address the risks associated with potential conflicts of interest and your policies to address them. In particular, discuss how you intend to address the potential conflicts related to the best-efforts Regulation A offering being conducted by Winners, Inc., an affiliated entity. In that regard, we note that several officers and directors of ClickStream are also directors or shareholders of Winners, Inc.
         As part of your disclosure, be sure to discuss how affiliates will prioritize or allocate their time and efforts in offering the securities for each company.
7. We note that your website indicates you are developing a new product called Nifter,
FirstName LastNameFrank Magliochetti
       which appears to be a marketplace for non-fungible tokens ("NFT'') on the Ethereum
Comapany    NameClickStream
       blockchain.  Please tell Corp
                                us the status of this product and tell us why
you have not provided
       this disclosure
March 26, 2021 Page 2  in your offering statement.
FirstName LastName
 Frank Magliochetti
FirstName  LastNameFrank Magliochetti
ClickStream  Corp
Comapany
March      NameClickStream Corp
       26, 2021
March3 26, 2021 Page 3
Page
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      David Ficksman